UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number:  0—24425

NOTIFICATION OF LATE FILING

(Check One):
☒ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☐ Form 10-Q       ☐ Form N-SAR       ☐ Form N-CSR

For Period Ended:      December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________

PART I — REGISTRANT INFORMATION

King Pharmaceuticals, Inc.

Full name of registrant
N/A

Former name if applicable
501 Fifth Street

Address of principal executive office (STREET AND NUMBER)
Bristol, Tennessee   37620

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004 could not be filed within the prescribed time period because the Registrant has encountered unanticipated delays in completing its Form 10-K, primarily as a result of the time constraints created by completing the review of its returns reserve, the previously disclosed restatement of its financial statements and preparing its Form 10-Q for the quarter ended September 30, 2004 for filing contemporaneously with its 2004 Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Linda M. Crouch-McCreadie	423	928-0181

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant refers the reader to its earnings press release dated March 17, 2005, which has been furnished to the SEC on Form 8-K. This press release contains a discussion of important information about significant changes in results of operations from the corresponding period for the last fiscal year as well as other material information. The Registrant also refers the reader to its press release dated February 22, 2005, which has been furnished to the SEC on Form 8-K, and which provides restated financial data for 2002 and 2003, including interim periods in 2003, and the first two quarters of 2004.

King Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2005	By	/s/ James R. Lattanzi James R. Lattanzi Chief Financial Officer